Exhibit 99.2
May 2, 2025 First Quarter 2025 Results Webcast 1 FIRST QUARTER 2025 RESULTS WEBCAST

2 FIRST QUARTER 2025 RESULTS WEBCAST Vice President, Investor Relations Louis Tonelli

Forward Looking Statements

Certain statements in this presentation and accompanying document constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this presentation and accompanying document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production	• Light vehicle sales levels, including due to: - A decline in consumer confidence - Economic uncertainty - Elevated interest rates and availability of consumer credit - Deteriorating vehicle affordability • Tariffs and/or other actions that erode free trade agreements • Production deferrals, cancellations and volume reductions • Production and supply disruptions • Commodities prices • Availability and relative cost of skilled labour
Consolidated/Total Sales Segment Sales	• Same risks as for Light Vehicle Production above • Alignment of our product mix with production demand • Customer concentration • Uncertain pace of EV adoption, including North American electric vehicle program deferrals, cancellations and volume reductions • Shifts in market shares among vehicles or vehicle segments • Shifts in consumer "take rates" for products we sell • Relative currency values
Adjusted EBIT Margin, Free Cash Flow, Interest Expense, net, Capital Spending, Adjusted Net Income Attributable to Magna, Target Leverage Ratio / Adj. Debt to Adj. EBITDA, Capital Allocation, Dividend Growth, Ability to Repurchase Shares and Relative Spending on Investment and Capital Return	• Same risks as for Consolidated/Total Sales and Segment Sales above • Execution of critical program launches • Operational underperformance • Product warranty/recall risks • Production inefficiencies • Unmitigated incremental tariff costs • Restructuring costs and/or impairment charges • Inflation • Ability to secure planned cost recoveries from our customers and/or otherwise offset higher input costs • Price concessions • Risks of conducting business with newer EV-focused OEMs • Commodity cost volatility • Scrap steel price volatility • Tax risks
Equity Income	• Same risks as Adjusted EBIT Margin, Free Cash Flow, Interest Expense, net, Capital Spending, Adjusted Net Income Attributable to Magna, Target Leverage Ratio / Adj. Debt to Adj. EBITDA, Capital Allocation, Dividend Growth, Ability to Repurchase Shares and Relative Spending on Investment and Capital Return above • Risks related to conducting business through joint ventures • Risks of doing business in foreign markets • Legal and regulatory proceedings • Changes in laws

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Forward Looking Statements (cont.)

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks
- unpredictable tariff and trade environment;
- trade disputes and threats to free trade agreements;
- consumer confidence levels;
- increasing economic uncertainty;
- interest rates and availability of consumer credit;
- geopolitical risks;

Risks Related to the Automotive Industry
- program deferrals, cancellations and volume reductions;
- economic cyclicality;
- regional production volume declines;
- deteriorating vehicle affordability;
- uncertain pace of EV adoption, including North American electric vehicle program deferrals, cancellations and volume reductions;
- intense competition;

Strategic Risks
- planning and forecasting challenges;
- evolution of the vehicle;
- evolving business risk profile;
- technology and innovation;
- investments in mobility and technology companies;

Customer-Related Risks
- customer concentration;
- market shifts;
- growth of EV-focused OEMs;
- risks of conducting business with newer EV-focused OEMs;
- dependence on outsourcing;
- customer cooperation and consolidation;
- consumer take rate shifts;
- customer purchase orders;
- potential OEM production-related disruptions;

Supply Chain Risks
- supply base;
- supplier claims;
- supply chain disruptions;
- regional energy supply and pricing;

Manufacturing/Operational Risks
- product launch;
- operational underperformance;
- restructuring costs;
- impairments;
- skilled labour attraction/retention;
- leadership expertise and succession;

Pricing Risks
- quote/pricing assumptions;
- customer pricing pressure/contractual arrangements;
- commodity cost volatility;
- scrap steel/aluminum price volatility;

Warranty/Recall Risks
- repair/replace costs;
- warranty provisions;
- product liability;

Climate Change Risks
- transition risks and physical risks;
- strategic and other risks;

IT Security/Cybersecurity Risks
- IT/cybersecurity breach;
- product cybersecurity;

Acquisition Risks
- inherent merger and acquisition risks;
- acquisition integration and synergies;

Other Business Risks
- joint ventures;
- intellectual property;
- risks of doing business in foreign markets;
- relative foreign exchange rates;
- pension risks;
- tax risks;
- returns on capital investments;
- financial flexibility;
- credit ratings changes;
- stock price fluctuation;

Legal, Regulatory and Other Risks
- legal and regulatory proceedings;
- changes in laws; and
- environmental compliance.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:
- discussed under the "Industry Trends and Risks" heading of our Management's Discussion and Analysis; and
- set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F with the United States Securities and Exchange commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

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5 FIRST QUARTER 2025 RESULTS WEBCAST All amounts are in U.S. Dollars Today's discussion excludes the impact of other expense (income), net ("Unusual Items") and amortization of acquired intangible assets. Please refer to the reconciliation of Non-GAAP measures in our press release dated May 2, 2025 for further information. "Organic", in the context of sales movements, means "excluding the impact of foreign exchange, acquisitions and divestitures". Weighted Sales Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production. Reminders

6 FIRST QUARTER 2025 RESULTS WEBCAST Chief Executive Officer Swamy Kotagiri

7 FIRST QUARTER 2025 RESULTS WEBCAST ; Q1 financial performance ahead of our expectations • Mainly strong incremental margins on higher sales ; Returned $187 million to shareholders through dividends and share repurchases ; Updated Outlook • Sales: Increase largely reflects foreign currency translation, partially offset by modestly lower vehicle production in North America • Adj. EBIT Margin: Reduction mainly reflects margin-dilutive impact of foreign currency translation, impact of lower vehicle production in North America ; Working closely with customers to mitigate and adjust in rapidly evolving environment • Focusing on what we can control, including cost containment efforts • Communicated with customers to pass on any unmitigated incremental tariff costs Key Takeaways

8 FIRST QUARTER 2025 RESULTS WEBCAST Continue to Win Business and Advance Technologies 2-speed, dual motor e-Drive with advanced off-road technology expands long-term innovation partnership with Mercedes-Benz • Development, engineering, and production of all-new electric model of iconic off-roader • Demonstrates innovative approach in delivering advanced powertrain solutions Magna and NVIDIA collaborate to deliver AI-powered solutions • Magna to integrate NVIDIA DRIVE AGX for next-generation vehicle intelligence • Collaboration to deliver AI-powered, scalable solutions for ADAS and autonomous driving systems • Accelerated compute platform will enable advanced active safety and comfort functions, interior cabin AI solutions and more Awarded ADAS program with a NA-based global OEM • ADAS L2+ system including both ECU and front-facing camera • Enabling features such as lane keep assist, lane centring control, longitudinal assist, and traffic sign recognition

Actions to Mitigate Tariff Cost Impacts

Assessment of Tariff Impacts

- Our North American business was $20 billion or 48% of our global sales in 2024
- In 2024, we imported roughly $2 billion of goods from countries subject to tariffs, which would result in roughly ~$500 million of gross tariff costs
- 75%-80% of impacted parts are USMCA-compliant, and many other parts are exempt from tariffs given their Harmonized Tariff Schedule (HTS) codes
- Net of factors above, 2025 **annualized** tariff exposure ~$250 million

What we are focused on:

- ✓ Working with customers to further mitigate wherever possible (rebalancing, increasing USMCA compliance, HTS part code assessment)
- ✓ Utilizing government remissions programs where appropriate
- ✓ Continuing cost reduction programs already in place
- ✓ Remaining disciplined with capital spend
- ✓ Expect 100% of unmitigated incremental tariff costs to be recovered from customers

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10 FIRST QUARTER 2025 RESULTS WEBCAST Updated 2025 Outlook – Key Assumptions 2024 February 2025 May 2025 Light Vehicle Production: (millions of units) • North America 15.379 15.1 15.0 • Europe 16.899 16.6 16.6 • China 30.839 29.7 30.2 Foreign Exchange Rates: • 1 CDN dollar equals USD 0.730 0.690 0.714 • 1 EURO equals USD 1.082 1.030 1.111 • 1 RMB equals USD 0.139 0.137 0.137 Other Assumptions: 1. Production Assumptions: • reflect strong first quarter performance and near-term OEM production release information, including announced production downtime at certain OEM assembly facilities • do not contemplate the potential impacts of tariffs and other trade measures on vehicle costs, vehicle affordability, or consumer demand nor the impact of these on vehicle production 2. Unmitigated incremental tariff costs to be passed on to customers

11 FIRST QUARTER 2025 RESULTS WEBCAST Updated 2025 Outlook ($Billions, unless otherwise noted) 2024 February 2025 May 2025 Total Sales 42.836 38.6 – 40.2 40.0 – 41.6 Adjusted EBIT Margin % 5.4% 5.3% – 5.8% 5.1% – 5.6% 1 Equity Income 101 60M – 90M 65M – 95M Interest Expense 211 ~210M ~210M Income Tax Rate 22.7% ~25% ~26% 2 Adjusted Net Income Attributable to Magna 1,551 1.3 – 1.5 1.3 – 1.5 3 Capital Spending 2.178 ~1.8 1.7 – 1.8 Free Cash Flow 1.058 0.8 – 1.0 0.8 – 1.0 4 1 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales 2 Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation 3 Adjusted Net Income Attributable to Magna represents Net Income excluding Other expense (income), net 4 Free Cash Flow (FCF) is Cash from Operations plus Proceeds from normal course Dispositions of fixed and other assets minus Fixed Asset Additions and Increase in Investment in other assets

Additional Financial Modeling Guidance

- North America
  - Average content per vehicle ~$1,300
  - Incremental/Decremental margins 15-20%, under normal conditions

- Foreign currency translation sensitivity on sales and Adj. EBIT Margin
  - Euro-US$
    - Sales: 1 cent change: ~$110m annually
    - Adj. EBIT Margin: below corporate average
  - C$-US$
    - Sales: 1 cent change: ~$50m annually
    - Adj. EBIT Margin: approximately corporate average

- Proactively evaluating costs and capital

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13 FIRST QUARTER 2025 RESULTS WEBCAST Guiding Principles • Culture of accountability with compensation aligned with short-term execution, long-term value creation • Solutions-oriented approach to building durable partnerships with OEMs • Investment decisions based on long-term ownership mindset Long-Term Ownership Mentality • Target meaningful or growing markets with stable or growing profit pools • Strong (or path towards) market positioning and profitable growth • Sustainable competitive advantage from differentiated technology and/or manufacturing capabilities • Exit businesses that do not align with portfolio criteria Portfolio Management • Maintain flexibility to navigate industry cyclicality and to invest for profitable growth • Preserve liquidity and solid investment grade credit ratings (Adj. Debt / Adj. EBITDA between 1.0-1.5x) Maintain Strong Balance Sheet • Disciplined approach to investments that support long-term free cash flow per share growth: 1. Invest for Profitable Growth: • Organic/inorganic investment in product capabilities, customer diversification, or geographic footprint 2. Return Capital to Shareholders: • Continued dividend growth over time • Repurchase shares with excess liquidity Capital Allocation Strategy

14 FIRST QUARTER 2025 RESULTS WEBCAST Executive Vice President & Chief Financial Officer Pat McCann

15 FIRST QUARTER 2025 RESULTS WEBCAST Q1 2025 Performance Highlights Consolidated Sales $10.1B Weighted GoM1 of -1% (-1% excl. Complete Vehicles) -8% Adjusted Diluted EPS $0.78 -28% Free Cash Flow2 $-313M 1 Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production 2 Free Cash Flow (FCF) is Cash from Operations plus Proceeds from normal course Dispositions of fixed and other assets minus Fixed Asset Additions and Increase in Investment in other assets Adjusted EBIT 3.5% -80 bps $354M -25%

16 FIRST QUARTER 2025 RESULTS WEBCAST Q1 2025 Financial Results Weighted Sales GoM1 -1% (-1% excl. Complete Vehicles) Q1 2025 LV Production Global -3% North America -5% Detroit-based -9% Europe -8% China +2% Magna Weighted -5% 1 Weighted Sales Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production 2 Includes customer price increases to recover certain higher production input costs, favourable commercial items and net customer price concessions 3 Substantially the divestiture of our controlling interest in metalforming operations in India Consolidated Sales ($Millions) -8% 10,970 -565 -69 -209 -58 10,069 Q1 2024 Volumes, Launches & Other Complete Vehicles excl. FX Foreign Exchange Divestitures, Net of Acquisitions Q1 2025 2 3

Q1 2025 Financial Results



Adjusted EBIT & Margin
($Millions and %)
4.3%
$469
0.60%
0.00%
-0.15%
-0.10%
-1.15%
3.5%
$354
Note: bps changes are approximate
Q1 2024
Operational
Discrete Items[1]
Equity Income
Tariffs
Volumes & Other
Q1 2025

[1] *Includes items from both Q1 2025 and Q1 2024. Represents the net change year over year.*

- Operational
  - Operational excellence activities driving productivity and efficiency improvements (+)
  - Lower engineering spend (+)
  - Lower net input costs (+)
  - Higher new facility costs (-)
- Discrete Items[1]
  - Higher net favourable commercial items (+)
  - Higher net warranty costs (-)
  - Higher restructuring costs not included in Unusual Items (-)
- Equity Income
  - Lower net favourable commercial items (-)
  - Higher net transactional fx losses (-)
  - Reduced earnings on lower sales] (-)
  - Lower launch costs (+)
    (all with respect to certain equity-accounted entities)
- Tariff Costs Paid, Not Yet Recovered from Customers(-)
- Volumes & Other
  - Reduced earnings on lower sales (-)
  - Lower net transactional fx gains (-)

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18 FIRST QUARTER 2025 RESULTS WEBCAST Q1 2025 Financial Results ($Millions, unless otherwise noted) Q1 2024 Q1 2025 Change Sales 10,970 10,069 (901) Adjusted EBIT 469 354 (115) Interest Expense 51 50 1 Adjusted Pre-Tax Income 418 304 (114) Adjusted Income Taxes (90) (78) 12 Income Attributable to Non-Controlling Interests (17) (7) 10 Adjusted Net Income Attributable to Magna 311 219 (92) Diluted Shares Outstanding (millions of shares) 287.1 282.0 (5.1) Adjusted Diluted EPS ($) 1.08 0.78 (0.30) 21.5% 25.7% 4.3% 3.5%

19 FIRST QUARTER 2025 RESULTS WEBCAST Q1 2025 Cash Flow and Investment Activities Free Cash Flow1 ($Millions) -270 -313 -500 -450 -400 -350 -300 -250 -200 -150 -100 -50 0 Q1'24 Q1'25 1 Free Cash Flow (FCF) is Cash from Operations plus Proceeds from normal course Dispositions of fixed and other assets minus Fixed Asset Additions and Increase in Investment in other assets Key Sources (uses) of Cash Net Repayment of Debt 757 322 Repurchase of Common Shares 3 51 Dividends paid 134 136 ($Millions) Q1 2024 Q1 2025 591 547 Cash from Operations Before Changes in Operating Assets & Liabilities Changes in Operating Assets & Liabilities (330) (470) Cash from Operations 261 77 Fixed Asset Additions (493) (268) (125) (148) Increase in Investments, Other Assets and Intangible Assets Proceeds from Dispositions 87 26 Investment Activities (531) (390) Free Cash Flow (270) (313) 1

20 FIRST QUARTER 2025 RESULTS WEBCAST Maintaining Strong Balance Sheet Leverage Ratio (LTM, 31MAR25) ($millions) Adjusted Debt 7,685 Adjusted EBITDA 4,001 Adjusted Debt / Adjusted EBITDA 1.92x Total Liquidity (31MAR25) ($millions) Cash 1,059 Available Term & Operating Lines of Credit 3,536 Total Liquidity 4,595 Investment-grade ratings from Moody's, S&P, DBRS

21 FIRST QUARTER 2025 RESULTS WEBCAST In Summary: Magna’s Performance and Outlook Q1 financial performance ahead of our expectations Returned $187 million to shareholders in dividends and share repurchases Updated Outlook, excluding impacts of tariffs • Mainly reflects impacts of foreign currency translation and modest reduction in North American vehicle production • No change in adj. net income attributable to Magna, free cash flow ranges Working closely with customers to mitigate and adjust in rapidly evolving environment • Actively managing what is under our control • Passing unmitigated incremental tariff costs on to customers

22 FIRST QUARTER 2025 RESULTS WEBCAST Appendix

23 FIRST QUARTER 2025 RESULTS WEBCAST Q1 2025 Reconciliation of Reported Results Reported (1) (2) Adjusted Excluding: (1) Other Expense (Income), Net and (2) Amortization of Acquired Intangible Assets $Millions, except for share figures Income Before Income Taxes $ 225 $ 53 $ 26 $ 304 % of Sales 2.2% 3.0% Income Tax Expense $ 72 $ 1 $ 5 $ 78 % of Pretax 32.0% 25.7% Income Attributable to Non-Controlling Interests $ (7) $ - $ - $ (7) Adjusted Net Income Attributable to Magna $ 146 $ 52 $ 21 $ 219 1 Adjusted Diluted Earnings Per Share $ 0.52 $ 0.18 $ 0.08 $ 0.78 1 Adjusted Net Income Attributable to Magna represents Net Income excluding Other expense (income), net and Amortization of Acquired Intangible Assets

24 FIRST QUARTER 2025 RESULTS WEBCAST Q1 2024 Reconciliation of Reported Results Reported (1) (2) Adjusted Excluding: (1) Other Expense (Income), Net and (2) Amortization of Acquired Intangible Assets $Millions, except for share figures Income Before Income Taxes $ 34 $ 356 $ 28 $ 418 % of Sales 0.3% 3.8% Income Tax Expense $ 8 $ 76 $ 6 $ 90 % of Pretax 23.5% 21.5% Income Attributable to Non-Controlling Interests $ (17) $ - $ - $ (17) Adjusted Net Income Attributable to Magna $ 9 $ 280 $ 22 $ 311 1 Adjusted Diluted Earnings Per Share $ 0.03 $ 0.97 $ 0.08 $ 1.08 1 Adjusted Net Income Attributable to Magna represents Net Income excluding Other expense (income), net and Amortization of Acquired Intangible Assets

25 FIRST QUARTER 2025 RESULTS WEBCAST Q1 2025 vs Q1 2024 Sales Performance vs Market Performance vs Weighted Global Production Organic (Weighted GoM) Reported 1 Body Exteriors & Structures (10%) (7%) (2%) Power & Vision (5%) (3%) 2% Seating Systems (10%) (8%) (3%) Complete Vehicles (8%) (5%) 0% TOTAL SALES (8%) (6%) (1%) Unweighted Production Growth (3%) Weighted Production Growth (5%) 2 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production

26 FIRST QUARTER 2025 RESULTS WEBCAST Q1 2025 vs Q1 2024 Segment Impact on Adjusted EBIT % of Sales Adjusted EBIT as a Percentage of Sales Adjusted ($Millions) Sales EBIT 1st Quarter of 2024 $ 10,970 $ 469 4.3% Increase (Decrease) Related to: Body Exteriors & Structures $ (463) $ (68) (0.5%) Power & Vision $ (196) $ 26 0.4% Seating Systems $ (143) $ (82) (0.8%) Complete Vehicles $ (107) $ 17 0.2% Corporate and Other $ 8 $ (8) (0.1%) 1st Quarter of 2025 $ 10,069 $ 354 3.5%

Geographic Sales
Q1 2025 vs Q1 2024


North America
$5.3B
$4.9B
Production (5%)
Europe
$4.2B
$4.0B
Production (8%)
Asia
$1.5B
$1.3B
Asia Production 0%
China Production 2%
Rest of World
$120M
$124M
ROW Production 0%
South America Production 7%
Q1 2024
Q1 2025

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28 FIRST QUARTER 2025 RESULTS WEBCAST 2025 Segment Adjusted EBIT Margin „ 2024 „ February 2025 Outlook „ May 2025 Outlook Seating Body Exteriors & Structures Power & Vision Complete Vehicles 7.5% 7.2-7.8% 5.3% 5.0-5.6% 3.8% 3.0-3.6% 2.5% 1.7-2.3% 6.8-7.4% 2.4-3.0% 5.0-5.6% 2.0-2.6%

29 FIRST QUARTER 2025 RESULTS WEBCAST Leverage Ratio Q1 2025 ($Millions) Debt per Balance Sheet $ 7,558 Credit Rating Agency Adjustments 127 Adjusted Debt $ 7,685 LTM EBITDA $ 3,716 Credit Rating Agency Adjustments 285 Adjusted EBITDA $ 4,001 Adjusted Debt / Adjusted EBITDA Ratio (Q1 2025) 1.92x

30 FIRST QUARTER 2025 RESULTS WEBCAST Financial Outlook ($Billions, unless otherwise noted) 2025 2026 16.8 – 17.6 15.2 – 15.7 5.3 – 5.7 3.7 – 4.1 15.9 – 16.5 14.8 – 15.2 5.3 – 5.6 4.5 – 4.8 Sales: • Body Exteriors & Structures • Power & Vision • Seating Systems • Complete Vehicles Total Sales 40.0 – 41.6 40.5 – 42.6 Adjusted EBIT Margin % 5.1% – 5.6% 6.5% – 7.2% 1 Equity Income (included in EBIT) 65M – 95M 65M – 110M Interest Expense, net ~210M Income Tax Rate ~26% 2 Adjusted Net Income attributable to Magna 1.3 – 1.5 3 Capital Spending 1.7 – 1.8 1 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales 2 Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation 3 Adjusted Net Income attributable to Magna represents Net Income excluding Other expense (income), net, and amortization of acquired intangible assets, net of tax

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